UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-A/A

(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

Air T, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	52-1206400
(State or Other Jurisdiction of Incorporation)	(I.R.S. Employer Identification No.)

3524 Airport Road

Maiden, North Carolina 28650

(Address of Principal Executive Offices)

(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Rights	The Nasdaq Stock Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates (if applicable): N/A

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

(Title of class)

EXPLANATORY NOTE

Air T, Inc. hereby amends and restates the Form 8-A filed with the Securities and Exchange Commission on December 15, 2014 (the “Original 8-A”) solely to correct the Original 8-A by changing (i) the words “Series A Junior Participating Preferred Stock” in the second sentence of the first paragraph of Item 1 to instead read “Series B Junior Participating Preferred Stock” and (ii) the words “ten business days” in clause (i) of the first sentence of the second paragraph of Item 1 to instead read to “ten calendar days”.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to be Registered.

On December 14, 2014, the Board of Directors (the “Board”) of Air T, Inc. (the “Company”) declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $.25 per share (the “Common Shares”), of the Company. The dividend is payable on December 26, 2014 (the “Record Date”) to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series B Junior Participating Preferred Stock of the Company, par value $1.00 per share (the “Preferred Shares”), at a price of $85.00 per one one-thousandth of a Preferred Share (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement, dated December 15, 2014 (the “Rights Agreement”), between the Company and American Stock Transfer & Trust Company, LLC as Rights Agent (the “Rights Agent”). The Rights Agreement was filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K dated December 15, 2014. A copy of the Rights Agreement is available, upon request, free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference. In connection with the Rights Agreement, the Company filed with the Secretary of State of the State of Delaware a Certificate of Designation with respect to the Series B Junior Participating Preferred Stock setting forth the terms of the Preferred Shares.

Distribution Date; Exercisability; Expiration

Initially, the Rights will be evidenced by the certificates evidencing Common Shares or book-entries representing uncertificated shares until the earlier (the “Distribution Date”) of: (i) the close of business on the date that is ten calendar days after the first date (the “Share Acquisition Date”) of public announcement that a person (other than the Company, a subsidiary or employee benefit or stock ownership plan of the Company or any of its affiliates or associates or an exempt person (as defined below)), together with its affiliates and associates, has acquired beneficial ownership of 20% or more of the outstanding Common Shares (any such person being hereinafter called an “Acquiring Person”) or (ii) the close of business on the date specified by the Board following the commencement or first public disclosure of a tender offer or exchange offer by any person (other than the Company, a subsidiary or employee benefit or stock ownership plan of the Company or any of its affiliates or associates), whether such commencement or first public disclosure occurs before or after the date of the Rights Agreement, the consummation of which would result in beneficial ownership by such person of 20% or more of the outstanding Common Shares. An exempt person means each person that beneficially owns as of the date of the Rights Agreement 20% or more of the outstanding Common Shares, except that each such person will be considered an exempt person only if and so long as the Common Shares that are beneficially owned by such person do not exceed the number of shares which are beneficially owned by such person on the date of the Rights Agreement, plus any additional Common Shares representing not more than 1% of the Common Shares then outstanding, and except that a person will cease to be an exempt person immediately at such time as such person ceases to be the beneficial owner of 20% or more of the Common Shares then outstanding.

Until the Distribution Date, the Rights may be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), any certificate or, in the case of uncertificated shares, any initial transaction statement or subsequent period statement evidencing Common Shares of the Company issued upon transfer or new issuance of the Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates evidencing Common Shares or the registration of transfer of ownership of Common Shares in the share register of the Company will also constitute the transfer of the Rights associated with such certificates.

As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights. Rights will be exercisable only after the Distribution Date.

The Preferred Shares issuable upon exercise of the Rights will not be redeemable. If issued, each outstanding Preferred Share will be entitled, in connection with the declaration of a dividend on the Common Shares, to a preferential dividend payment equal to the greater of (i) $1.00 per share and (ii) an amount equal to 1,000 times the related dividend declared per Common Share. Subject to customary anti-dilution provisions, in the event of liquidation, the holders of Preferred Shares will be entitled to a preferential liquidation payment equal to the greater of (a) $100 per share and (b) an amount equal to 1,000 times the liquidation payment made per Common Share. Because of the nature of the Preferred Shares’ dividend, voting and liquidation rights, the value of the one one-thousandth interest in a Preferred Share purchasable upon exercise of a Right should approximate the value of one Common Share.

Unless earlier redeemed, exchanged or amended by the Company as described below, the Rights will expire on the earliest of (i) the third anniversary of the Record Date, (ii) the final adjournment of the Company’s 2015 annual meeting of stockholders if a proposal to approve the Rights Agreement has not been approved by a vote in which more votes are cast in favor of such proposal than are cast against such proposal, or (iii) December 15, 2015 if the Company has not held its 2015 annual meeting of stockholders by such date.

Flip-in Event

In the event (a “Flip-in Event”) that (i) any person becomes an Acquiring Person, (ii) any Acquiring Person or any affiliate or associate of such person merges into or combines with the

Company and the Company is the surviving corporation, (iii) any Acquiring Person or any affiliate or associate of such person effects certain other transactions with the Company, or (iv) during such time as there is an Acquiring Person the Company effects certain transactions, in each case as described in the Rights Agreement, then, in each such case, proper provision will be made so that from and after the occurrence of such event, each holder of a Right, other than Rights that are or were owned beneficially by an Acquiring Person or any affiliate or associate of such person (which, from and after the date of a Flip-in Event, will be null and void), will have the right to receive, upon exercise thereof at the then-current exercise price of a Right, that number of Common Shares (or, under certain circumstances, an economically equivalent security of the Company or other assets) that at the time of such Flip-in Event have a market value of two times the exercise price of the Right.

Flip-over Event

In the event (a “Flip-over Event”) that, at any time after a person has become an Acquiring Person, (i) the Company merges with or into any person and the Company is not the surviving corporation, (ii) any person merges with or into the Company and the Company is the surviving corporation, but all or part of the Common Shares are changed or exchanged for stock or other securities of any other person or cash or any other property, or (iii) 50% or more of the Company’s assets or earning power, including securities creating obligations of the Company, are sold, in each case as described in the Rights Agreement, then, and in each such case, proper provision will be made so that each holder of a Right, other than Rights which have become void, will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the Right, that number of Common Shares (or, under certain circumstances, an economically equivalent security or securities) of such other person that at the time of such Flip-over Event have a market value of two times the exercise price of the Right.

Exchange Feature

At any time after the earlier of the Share Acquisition Date and the Distribution Date and prior to the acquisition by any person or group of affiliated or associated persons of 50% or more of the outstanding Common Shares, the Company may exchange the Rights (other than any Rights that have become null and void), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).

Equitable Adjustment

The Purchase Price payable, and the number of Preferred Shares or other securities issuable, upon exercise of the Rights will be subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of Preferred Shares of certain rights, options or warrants to subscribe for or purchase the Preferred Shares at a price, or securities convertible into the Preferred Shares with a conversion price, less than the then-current market price of the Preferred Shares, or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness, cash (excluding regular periodic cash dividends), assets, stock (excluding dividends payable in the Preferred Shares) or subscription rights or warrants (other than those referred to above). The number of outstanding Rights and the number of one one-thousandths of the Preferred Shares issuable upon exercise of each Right will be subject to adjustment in the event of a stock dividend on the Common Shares payable in Common Shares or a subdivision, combination or reclassification of Common Shares occurring, in any such case, prior to the Distribution Date.

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment in the Purchase Price of at least 1%. The Company will not be required to issue fractional Preferred Shares (other than fractions that are integral multiples of one one-thousandth of a Preferred Share, which may, at the option of the Company, be evidenced by depositary receipts) or fractional Common Shares or other securities issuable upon the exercise of Rights. In lieu of issuing such securities, the Company may make a cash payment, as provided in the Rights Agreement.

Redemption Rights

The Company may, at its option, redeem the Rights in whole, but not in part, at a price of $0.01 per Right, subject to adjustment (the “Redemption Price”), at any time prior to the earlier of (i) the close of business on the Share Acquisition Date and (ii) the close of business on the Expiration Date. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Amendment of Rights

Prior to the time at which the Rights cease to be redeemable, the Rights Agreement may be amended by the Company without the approval of any holders of Rights, including amendments that increase or decrease the Purchase Price, that add other events requiring adjustment to the Purchase Price payable and the number of the Preferred Shares or other securities issuable upon the exercise of the Rights or that modify procedures relating to the redemption of the Rights, except that no amendment may be made that decreases the stated Redemption Price to an amount less than $0.01 per Right.

Exemption of “Qualifying Offers”

A “Qualifying Offer” (as defined in the Rights Agreement) is eligible for exemption from the operation of the Rights Agreement under certain conditions. In general, a Qualifying Offer is a fully financed all-cash tender offer or exchange offer for any and all outstanding shares of the Company’s common stock that includes a commitment by the offeror to promptly consummate any second step transaction needed to acquire all remaining Company shares for the same consideration (subject only to shareholders’ exercise of statutory appraisal rights) and that meets other requirements specified in the Rights Agreement. In the event the Company receives such a Qualifying Offer, and within 90 business days of the commencement of such Qualifying Offer (the “Board Evaluation Period”), the Board has not redeemed the outstanding rights under the Rights Agreement, exempted the Qualifying Offer from the terms of the Rights Agreement or called a special meeting of shareholders to vote on whether to exempt the Qualifying Offer from the terms of the Restated Rights Agreement, holders of at least 10% of the Company’s common stock (excluding shares beneficially owned by the offeror and its affiliates and associates) may request that the Board call a special meeting for this purpose. If, subject to the conditions specified in the Rights Agreement, the special meeting is not convened by the 60th business day following the last day of the Board Evaluation Period or the special meeting is convened and a majority of shares of the Company’s common stock outstanding as of the record date for the special meeting (excluding shares beneficially owned by the offeror and its affiliates and associates) are voted in favor of exempting the Qualifying Offer, the Qualifying Offer will be deemed exempt from the Rights Agreement.

Certain Anti-Takeover Effects

The Rights will not prevent a takeover of the Company. However, the Rights may cause substantial dilution to a person or group that acquires 20% or more of the outstanding Common Shares. The Rights however, should not interfere with any merger or business combination approved by the Board of the Company.

Miscellaneous

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including the right to vote or to receive dividends. The Board will have the exclusive power and authority to administer the Rights Agreement and to exercise all rights and powers specifically granted to the Board or to the Company therein, or as may be necessary or advisable in the administration of the Rights Agreement, including without limitation the right and power to interpret the provisions of the Rights Agreement and to make all determinations deemed necessary or advisable for the administration of the Rights Agreement (including any determination to redeem or not redeem the Rights or to amend or not amend the Rights Agreement).

Item 2.	Exhibits.

The document listed below is filed as an Exhibit to this Registration Statement.

Exhibit	Description

3.1	Certificate of Designations of Series B Junior Participating Preferred Stock, as filed with the Secretary of State of the Delaware on December 15, 2014, incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K dated December 15, 2014.

4.1	Rights Agreement, dated as of December 15, 2014, between Air T, Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated December 15, 2014.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 17, 2014

AIR T, INC.

By:	/s/ Nicholas J. Swenson
Nicholas J. Swenson, President and Chief Executive Officer

Exhibit Index

Exhibit	Description

3.1	Certificate of Designations of Series B Junior Participating Preferred Stock, as filed with the Secretary of State of the Delaware on December 15, 2014, incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K dated December 15, 2014.

4.1	Rights Agreement, dated as of December 15, 2014, between Air T, Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated December 15, 2014.